FOR IMMEDIATE RELEASE

ICAHN HOLDS APPROXIMATELY 80% OF CVR ENERGY’S OUTSTANDING SHARES; SUBSEQUENT OFFERING PERIOD ENDS

Contact: Susan Gordon, (212) 702-4309

New York, New York, May 21, 2012 – Carl C. Icahn today announced that the subsequent offering period with respect to the tender offer by his affiliates to acquire CVR Energy, Inc. for $30 per share plus a contingent value right expired at 11:59 p.m. on May 18, 2012. An additional 9,488,431 shares were tendered into the offer during the subsequent offering period, all of which were accepted for payment. Combined with the 60,696,544 shares held by Mr. Icahn’s affiliates prior to the commencement of the subsequent offering period, the Icahn group now beneficially owns 70,184,975 shares of common stock of CVR, representing approximately 80% of the shares outstanding.

In accordance with the terms of the previously announced Transaction Agreement between Mr. Icahn and CVR, upon the purchase of the tendered shares today, CVR’s two remaining incumbent directors will be replaced automatically with two individuals nominated by Mr. Icahn.